One Nashville Place
150 4th Ave N, Floor 16
Nashville TN, 37219
www.AllianceBernstein.com

March 30, 2020

By EDGAR

Mr. Robert Klein
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:    AllianceBernstein Holding L.P.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 12, 2020
File No. 001-09818

Dear Mr. Klein:

We are responding to your comment letter dated March 19, 2020 regarding the Form 10-K (“2019 Form 10-K”) filed February 12, 2020 by AllianceBernstein Holding L.P. (“AB Holding”).

In order to expedite your review, we have repeated (in bold) your comments and set forth our response directly below the comment.

Form 10-K filed February 12, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Management Operating Metrics, page 46

1.
We note your disclosure on page 47 showing an adjustment for distribution-related payments to calculate Adjusted Net Revenues and Adjusted Operating Margin. In future filings, please revise to adjust by distribution revenues, rather than expenses, and provide supplemental information (e.g., footnote(s) to your reconciliation) to clearly explain each adjustment. To the extent that these distribution revenues are recognized in multiple revenue line items on the face of the income statement, disaggregate and distinguish the adjustment into multiple components in the related non-GAAP reconciliation. In addition, and if applicable, in periods when a material amount of fee waivers or other material non-standard items impact distribution revenues, provide disclosure quantifying the impact that it has or could have upon Adjusted Operating Margin, or any equivalent.

Response:

In our first quarter 2020 Form 10-Q and all future filings, we will revise our non-GAAP revenue reconciliation to adjust by distribution revenues, rather than expenses, and provide supplemental information (e.g., footnote(s) to our reconciliation) to clearly explain each adjustment. To the extent that these distribution revenues are recognized in multiple revenue line items on the face of the income statement, we will disaggregate and distinguish the adjustment into multiple components in the related non-GAAP reconciliation. In addition, in periods when a material amount of fee waivers or other material non-standard items impact distribution revenues, we will provide disclosure quantifying the impact that it has upon Adjusted Operating Margin; presently, we have no such non-standard items.

*    *    *    *

AB Holding acknowledges that it is responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, actions or absence of action by the staff.

If you have any questions, please do not hesitate to contact me at (212) 823-3023.

Sincerely,

/s/ John C. Weisenseel
________________________________

John C. Weisenseel
Chief Financial Officer
AllianceBernstein Holding L.P.